                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

    OMB APPROVAL
OMB Number:   3235-0082
Expires:      May 31, 2000
Estimated average burden
hours per response.......30.00

                                   FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              GENERAL INSTRUCTIONS

A. RULE AS TO USE OF FORM 11-K.

    This form shall be used for annual reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") with respect to employee stock purchase, savings and similar plans, interests in which constitute securities registered under the Securities Act of 1933. This Form also shall be used for transition reports filed pursuant to Section 15(d) of the Act. Such a report is required to be filed even though the issuer of the securities offered to employees pursuant to the plan also files annual reports pursuant to
Section 13(a) or 15(d) of the Exchange Act. However, attention is directed to Rule 15d-21 (Section240.15d-21), which provides that in certain cases the information required by this Form may be furnished with respect to the plan as a part of the annual report of such issuer. Reports on this Form shall be filed within 90 days after the end of the fiscal year of the plan, PROVIDED THAT plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") shall file the plan financial statements within 180 days after the plan's fiscal year end.

B.  APPLICATION OF GENERAL RULES AND REGULATIONS.

    (a) The General Rules and Regulations under the Exchange Act contain requirements applicable to reports on any form. These general requirements should be carefully read and observed in the preparation and filing of reports on this Form.

    (b) Particular attention is directed to Regulation 12B, which contains general requirements regarding matters such as the kind and size of paper to be used, the legibility of the report, and the filing of the report. The definitions contained in Rule 12b-2 (Section240.12b-2) should be especially noted. See also Regulation 15D.

    (c) Four complete copies of each report on this Form, including exhibits and all papers and documents filed as a part thereof, shall be filed with the Commission. At least one of the copies filed shall be manually signed. Copies not manually signed shall bear typed or printed signatures.

C.  PREPARATION OF REPORT.

    This Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report on paper meeting the requirements of Rule 12b-12 (Section240.12b-12). The report may omit the text of Form 11-K specifying the information required provided the answers thereto are prepared in the manner specified in Rule 12b-13 (Section240.12b-13).

D. INCORPORATION OF INFORMATION IN REPORT TO EMPLOYEES.

    Any financial statements contained in any plan annual report to employees covering the latest fiscal year of the plan may be incorporated by reference from such document in response to part or all of the requirements of this Form, provided such financial statements substantially meet the requirements of this Form and provided that such document is filed as an exhibit to this report on Form 11K.

E.  ELECTRONIC FILERS.

    (a) Reports on this Form may be filed either in paper or in electronic format, at the filer's option. SEE Rule 101(b)(3) of Regulation S-T (Section232.101(b)(3) of this chapter).

    (b) Financial Data Schedules are not required to be submitted in connection with annual reports on this form. SEE Item 601(c)(1) of Regulations S-K and S-B (Section229.601)(c)(1) and Section228.601(c)(1), respectively).

             POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                   FORM 11-K

(Mark One)

/X/         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 [FEE REQUIRED]
            For the fiscal year ended June 30, 1999

                                       OR

/ /         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
            For the transition period from --------- to ---------
COMMISSION FILE NUMBER

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Adaptive Broadband Corporation Tax-Deferred Savings and Deferred Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Adaptive Broadband Corporation 1143 Borregas Avenue Sunnyvale, CA 94089

                              REQUIRED INFORMATION

    The following financial statements shall be furnished for the plan:

    1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

    2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

    3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X
(17 CFR 210.6A-01-.6A-05).

    4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

    NOTE: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Adaptive Broadband Corporation
                             Tax-Deferred Savings and Deferred Profit Sharing Plan
                          ------------------------------------------------------------
                                                 (Name of Plan)

Date: December 23, 1999                       /s/ KENNETH J. WEES
                          ------------------------------------------------------------
                                                  (Signature)*
                                                Kenneth J. Wees
                                        Vice President, General Counsel
                                                 and Secretary

* Print name and title of the signing official under the signature.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                                 TABLE OF CONTENTS

                                                                PAGE
                                                              --------
INDEPENDENT AUDITORS' REPORT................................         1
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.............       2-3
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
  BENEFITS..................................................       4-6
NOTES TO FINANCIAL STATEMENTS...............................      7-14
SUPPLEMENTAL SCHEDULES......................................        15
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES.............        16
SCHEDULE OF REPORTABLE TRANSACTIONS.........................        17
EXHIBIT 23..................................................        18

                          INDEPENDENT AUDITORS' REPORT

Administrative Committee
Adaptive Broadband Corporation

    We have audited the accompanying Statement of Net Assets Available for Benefits of the Adaptive Broadband Corporation Tax-Deferred Savings and Deferred Profit Sharing Plan (the Plan), formerly the California Microwave Tax-Deferred Savings and Deferred Profit Sharing Plan, as of June 30, 1999 and 1998, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of June 30, 1999 and 1998, and the related changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of June 30, 1999 and Schedule of Reportable Transactions for the year ended June 30, 1999, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan

November 5, 1999

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE

             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                 JUNE 30, 1999

                                                                       SPARTAN                    FIDELITY
                              MANAGED      FIDELITY      FIDELITY    U.S. EQUITY    FIDELITY     LOW-PRICED     STRONG
                               INCOME      U.S. BOND     PURITAN        INDEX       MAGELLAN       STOCK      OPPORTUNITY
                                FUND      INDEX FUND       FUND         FUND          FUND          FUND         FUND
                             ----------   -----------   ----------   -----------   -----------   ----------   -----------
ASSETS
  Investments
    Adaptive Broadband
      Corporation common
      stock, at market
      value................  $       --    $     --     $       --   $        --   $        --    $     --    $       --
    Insurance contracts, at
      contract value.......   5,012,017    $     --     $       --   $        --   $        --    $     --    $       --
    Managed Income
      Portfolio at cost,
      which approximates
      market value.........   3,082,819    $     --     $       --   $        --   $        --    $     --    $       --
    Mutual Funds, at market
      value................          --     218,088      8,449,921     2,907,269    25,405,676     299,953    12,027,752
  Participant Loans........          --          --             --            --            --          --            --
  Employee matching
    contributions
    receivable.............      84,191       5,920        117,590        45,800       257,880       8,647       192,058
                             ----------    --------     ----------   -----------   -----------    --------    -----------
      Total Assets.........   8,179,027     224,008      8,567,511     2,953,069    25,663,556     308,600    12,219,810
                             ----------    --------     ----------   -----------   -----------    --------    -----------
LIABILITIES................          --          --             --            --            --          --            --
                             ----------    --------     ----------   -----------   -----------    --------    -----------
Net Assets Available for
  Benefits.................  $8,179,027    $224,008     $8,567,511   $ 2,953,069   $25,663,556    $308,600    $12,219,810
                             ==========    ========     ==========   ===========   ===========    ========    ===========

                               FIDELITY       FRANKLIN     ADAPTIVE
                              DIVERSIFIED    SMALL CAP    BROADBAND
                             INTERNATIONAL     GROWTH      COMPANY        LOAN
                                 FUND           FUND      STOCK FUND      FUND         TOTAL
                             -------------   ----------   ----------   ----------   -----------
ASSETS
  Investments
    Adaptive Broadband
      Corporation common
      stock, at market
      value................    $     --       $     --     $892,717    $       --   $   892,717
    Insurance contracts, at
      contract value.......    $     --       $     --     $     --    $       --   $ 5,012,017
    Managed Income
      Portfolio at cost,
      which approximates
      market value.........    $     --       $     --     $     --    $       --     3,082,819
    Mutual Funds, at market
      value................     116,501        608,694           --            --    50,033,854
  Participant Loans........          --             --           --     1,314,711     1,314,711
  Employee matching
    contributions
    receivable.............       7,132         15,630       21,069            --       755,917
                               --------       --------     --------    ----------   -----------
      Total Assets.........     123,633        624,324      913,786     1,314,711    61,092,035
                               --------       --------     --------    ----------   -----------
LIABILITIES................          --             --           --            --            --
                               --------       --------     --------    ----------   -----------
Net Assets Available for
  Benefits.................    $123,633       $624,324     $913,786    $1,314,711   $61,092,035
                               ========       ========     ========    ==========   ===========

                See accompanying notes to financial statements.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 JUNE 30, 1998

                                                                               SPARTAN                    FIDELITY
                                     MANAGED      FIDELITY      FIDELITY     U.S. EQUITY    FIDELITY     LOW-PRICED     STRONG
                                      INCOME      U.S. BOND      PURITAN        INDEX       MAGELLAN       STOCK      OPPORTUNITY
                                       FUND      INDEX FUND       FUND          FUND          FUND          FUND         FUND
                                    ----------   -----------   -----------   -----------   -----------   ----------   -----------
ASSETS
  Investments:
    Insurance contracts, at
      contract value..............  $7,198,596     $    --     $        --   $        --   $        --    $     --    $       --
    Managed Income Portfolio at
      cost, which approximates
      market value................   1,626,211          --              --            --            --          --            --
    Mutual funds, at market
      value.......................          --      37,125      10,254,223       994,480    21,418,997     232,367    13,213,203
  Participant loans...............          --          --              --            --            --          --            --
  Employer matching contributions
    receivable....................     137,872       6,026         233,406        29,232       426,346       8,616       367,881
                                    ----------     -------     -----------   -----------   -----------    --------    -----------

    Total Assets..................   8,962,679      43,151      10,487,629     1,023,712    21,845,343     240,983    13,581,084
                                    ----------     -------     -----------   -----------   -----------    --------    -----------

LIABILITIES.......................          --          --              --            --            --          --            --
                                    ----------     -------     -----------   -----------   -----------    --------    -----------

Net Assets Available for
  Benefits........................  $8,962,679     $43,151     $10,487,629   $ 1,023,712   $21,845,343    $240,983    $13,581,084
                                    ==========     =======     ===========   ===========   ===========    ========    ===========

                                      FIDELITY       FRANKLIN
                                     DIVERSIFIED    SMALL CAP
                                    INTERNATIONAL     GROWTH        LOAN
                                        FUND           FUND         FUND         TOTAL
                                    -------------   ----------   ----------   -----------
ASSETS
  Investments:
    Insurance contracts, at
      contract value..............    $     --       $     --    $       --   $ 7,198,596
    Managed Income Portfolio at
      cost, which approximates
      market value................          --             --            --     1,626,211
    Mutual funds, at market
      value.......................     163,353        232,185            --    46,545,933
  Participant loans...............          --             --     1,149,505     1,149,505
  Employer matching contributions
    receivable....................       5,712         13,127            --     1,228,218
                                      --------       --------    ----------   -----------
    Total Assets..................     169,065        245,312     1,149,505    57,748,463
                                      --------       --------    ----------   -----------
LIABILITIES.......................          --             --            --            --
                                      --------       --------    ----------   -----------
Net Assets Available for
  Benefits........................    $169,065       $245,312    $1,149,505   $57,748,463
                                      ========       ========    ==========   ===========

                See accompanying notes to financial statements.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 1999

                                                                       SPARTAN                    FIDELITY
                              MANAGED      FIDELITY      FIDELITY    U.S. EQUITY    FIDELITY     LOW-PRICED     STRONG
                               INCOME      U.S. BOND     PURITAN        INDEX       MAGELLAN       STOCK      OPPORTUNITY
                                FUND      INDEX FUND       FUND         FUND          FUND          FUND         FUND
                             ----------   -----------   ----------   -----------   -----------   ----------   -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Interest and
      dividends............  $  514,538    $ 27,244     $  969,679   $    30,425   $ 1,929,494    $ 20,636    $1,285,044
    Not realized and
      unrealized
      appreciation
      (depreciation) of
      investments..........          --    $(12,826)      (153,238)      449,023     3,417,761     (15,305)      699,752
    Interest on loans......          --          --             --            --            --          --            --
    Participants'
      contributions........     436,598      43,136        741,091       288,940     1,552,333      77,282     1,112,788
    Employer matching
      contributions........      86,147       5,920        118,640        48,955       257,962       8,647       195,007
    Rollover
      contributions........      69,837     142,183         20,426        59,065       421,748       9,596        41,601
                             ----------    --------     ----------   -----------   -----------    --------    -----------
Total Additions............   1,107,120     205,657      1,696,598       876,408     7,579,298     100,856     3,334,192
                             ----------    --------     ----------   -----------   -----------    --------    -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Benefit
      distributions........   1,765,432      21,266      1,960,766       131,540     3,522,677      27,912     2,128,190
    Administrative
      expenses.............       6,613         166          4,574           466         8,910         495         6,602
    Forfeitures-net........     (14,990)         --          2,946            --         6,996          --         5,046
                             ----------    --------     ----------   -----------   -----------    --------    -----------
      Total Deductions.....   1,757,055      21,432      1,968,286       132,006     3,538,583      28,407     2,139,838
                             ----------    --------     ----------   -----------   -----------    --------    -----------
Change in net assets
  available for benefits...    (649,935)    184,225       (271,688)      744,402     4,040,715      72,449     1,194,354
Fund transfers.............     508,374      (3,368)    (1,330,064)    1,202,701     1,039,522      (4,832)   (2,271,788)
Transfer to other plan.....    (642,091)         --       (318,366)      (17,746)   (1,262,024)         --      (283,840)
Net Assets Available for
  Benefits
  Beginning of Year........   8,962,679      43,151     10,487,629     1,023,712    21,845,343     240,983    13,581,084
                             ----------    --------     ----------   -----------   -----------    --------    -----------
Net Assets Available for
  Benefits
  End of Year..............  $8,179,027    $224,008     $8,567,511   $ 2,953,069   $25,663,556    $308,600    $12,219,810
                             ==========    ========     ==========   ===========   ===========    ========    ===========

                               FIDELITY       FRANKLIN     ADAPTIVE
                              DIVERSIFIED    SMALL CAP    BROADBAND
                             INTERNATIONAL     GROWTH      COMPANY        LOAN
                                 FUND           FUND      STOCK FUND      FUND         TOTAL
                             -------------   ----------   ----------   ----------   -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Interest and
      dividends............    $  5,045       $  3,992     $     --    $       --   $ 4,788,097
    Not realized and
      unrealized
      appreciation
      (depreciation) of
      investments..........       7,681        101,115      456,906            --     4,950,869
    Interest on loans......          --             --           --        95,139        95,139
    Participants'
      contributions........      61,947        110,082       16,232            --     4,440,429
    Employer matching
      contributions........       7,633         15,881       21,069            --       765,861
    Rollover
      contributions........      18,238         14,759      140,796            --       938,249
                               --------       --------     --------    ----------   -----------
Total Additions............     100,544        247,829      635,003        95,139    15,978,644
                               --------       --------     --------    ----------   -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Benefit
      distributions........      40,854        177,796        9,740       168,325     9,954,498
    Administrative
      expenses.............          79            210           78            --        28,193
    Forfeitures-net........          --              2           --            --            --
                               --------       --------     --------    ----------   -----------
      Total Deductions.....      40,933        178,008        9,818       168,325     9,982,691
                               --------       --------     --------    ----------   -----------
Change in net assets
  available for benefits...      59,611         69,821      625,185       (73,186)    5,995,953
Fund transfers.............     (68,763)       309,191      288,601       330,426            --
Transfer to other plan.....     (36,280)            --           --       (92,034)   (2,652,381)
Net Assets Available for
  Benefits
  Beginning of Year........     169,065        245,312           --     1,149,505    57,748,463
                               --------       --------     --------    ----------   -----------
Net Assets Available for
  Benefits
  End of Year..............    $123,633       $624,324     $913,786    $1,314,711   $61,092,035
                               ========       ========     ========    ==========   ===========

                See accompanying notes to financial statements.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 1998

                                                     AGGRESSIVE                                               MANAGED
                                                       GROWTH        GROWTH       BALANCED       STABLE        INCOME
                                                        FUND          FUND          FUND       VALUE FUND       FUND
                                                     -----------   -----------   -----------   -----------   ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest, dividends and other investment
    income.........................................  $ 1,574,563   $   890,751   $   947,103   $   334,318   $  285,638
  Less: investment expenses........................           --            --            --        (7,774)          --
                                                     -----------   -----------   -----------   -----------   ----------
  Net investment income............................    1,574,563       890,751       947,103       326,544      285,638
  Net realized and unrealized appreciation
    (depreciation) of investments..................      (38,484)      880,319        41,955            --           --
  Interest on loans................................           --            --            --            --           --
  Participants' contributions......................      892,779       974,745       678,180       382,094      293,126
  Employer matching contributions..................           --            --            --            --      136,846
  Rollover contributions...........................       41,668        69,628        19,474         8,742       30,159
                                                     -----------   -----------   -----------   -----------   ----------
    Total Additions................................    2,470,526     2,815,443     1,686,712       717,380      745,769
                                                     -----------   -----------   -----------   -----------   ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit distributions............................    1,251,013     1,954,936     1,301,721     1,495,183    1,420,302
  Administrative expenses..........................       23,202        34,926        20,196        14,126        7,074
  Forfeitures-net..................................           --            --            --            --       (4,488)
                                                     -----------   -----------   -----------   -----------   ----------
    Total Deductions...............................    1,274,215     1,989,862     1,321,917     1,509,309    1,422,888
                                                     -----------   -----------   -----------   -----------   ----------
Change in net assets available for benefits........    1,196,311       825,581       364,795      (791,929)    (677,119)
Fund transfers.....................................  (13,639,848)  (19,865,087)  (11,169,167)  (10,136,018)   9,639,798
Net Assets Available for Benefits
  Beginning of Year................................   12,443,537    19,039,506    10,804,372    10,927,947           --
Net Assets Available for Benefits
  End of Year......................................  $        --   $        --   $        --   $        --   $8,962,679

                                                      FIDELITY      FIDELITY       SPARTAN
                                                      U.S. BOND      PURITAN     U.S. EQUITY
                                                     INDEX FUND       FUND       INDEX FUND
                                                     -----------   -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest, dividends and other investment
    income.........................................    $   176     $   185,103   $    3,188
  Less: investment expenses........................         --              --           --
                                                       -------     -----------   ----------
  Net investment income............................        176         185,103        3,188
  Net realized and unrealized appreciation
    (depreciation) of investments..................        120         979,337       21,073
  Interest on loans................................         --              --           --
  Participants' contributions......................      1,975         542,000       22,463
  Employer matching contributions..................      6,026         233,710       29,232
  Rollover contributions...........................      2,492         154,122        6,782
                                                       -------     -----------   ----------
    Total Additions................................     10,789       2,094,272       82,738
                                                       -------     -----------   ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit distributions............................         --       2,153,734        3,158
  Administrative expenses..........................         --           7,909           89
  Forfeitures-net..................................         --             833          670
                                                       -------     -----------   ----------
    Total Deductions...............................         --       2,162,476        3,917
                                                       -------     -----------   ----------
Change in net assets available for benefits........     10,789         (68,204)      78,821
Fund transfers.....................................     32,362      10,555,833      944,891
Net Assets Available for Benefits
  Beginning of Year................................         --              --           --
Net Assets Available for Benefits
  End of Year......................................    $43,151     $10,487,629   $1,023,712

                See accompanying notes to financial statements.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 1998

                                                   FIDELITY                    FIDELITY      FRANKLIN
                                     FIDELITY     LOW-PRICED     STRONG       DIVERSIFIED    SMALL CAP
                                     MAGELLAN       STOCK      OPPORTUNITY   INTERNATIONAL    GROWTH        LOAN
                                       FUND          FUND         FUND           FUND          FUND         FUND         TOTAL
                                    -----------   ----------   -----------   -------------   ---------   ----------   -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Interest, dividends and other
      investment income...........  $   575,293    $     --    $   424,702      $     --     $     --    $       --   $ 5,220,835
    Less: investment expenses.....           --          --             --            --           --            --        (7,774)
                                    -----------    --------    -----------      --------     --------    ----------   -----------
    Net investment income.........      575,293          --        424,702            --           --            --     5,213,061
    Net realized and unrealized
      appreciation (depreciation)
      of investments..............    3,079,643      (4,912)     1,519,171        (2,027)      (7,146)           --     6,469,049
    Interest on loans.............           --          --             --            --           --        95,947        95,947
    Participants' contributions...      928,402       7,440        821,156         5,517        9,841            --     5,559,718
    Employer matching
      contributions...............      426,649       8,616        368,083         5,712       13,127            --     1,228,001
    Rollover contributions........      169,008      12,254         70,509         1,246       14,747            --       600,831
                                    -----------    --------    -----------      --------     --------    ----------   -----------

      Total Additions.............    5,178,995      23,398      3,203,621        10,448       30,569        95,947    19,166,607
                                    -----------    --------    -----------      --------     --------    ----------   -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Benefit distributions.........    3,327,930          --      2,344,810         5,950           --       260,346    15,519,083
    Administrative expenses.......       15,185          62         11,671            --           --            --       134,440
    Forfeitures-net...............        1,935          --          1,050            --           --            --            --
                                    -----------    --------    -----------      --------     --------    ----------   -----------
      Total Deductions............    3,345,050          62      2,357,531         5,950           --       260,346    15,653,523
                                    -----------    --------    -----------      --------     --------    ----------   -----------

Change in net assets available for
  benefits........................    1,833,945      23,336        846,090         4,498       30,569      (164,399)    3,513,084
Fund transfers....................   20,011,398     217,647     12,734,994       164,567      214,743       293,887            --
Net Assets Available for Benefits
  Beginning of Year...............           --          --             --            --           --     1,020,017    54,235,379
                                    -----------    --------    -----------      --------     --------    ----------   -----------

Net Assets Available for Benefits
  End of Year.....................  $21,845,343    $240,983    $13,581,084      $169,065     $245,312    $1,149,505   $57,748,463
                                    ===========    ========    ===========      ========     ========    ==========   ===========

                See accompanying notes to financial statements.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                         NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE PLAN

    The following description of the ADAPTIVE BROADBAND CORPORATION TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN (the Plan), formerly the CALIFORNIA MICROWAVE TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The Plan was established by the Board of Directors of Adaptive Broadband Corporation (the Company), formerly California Microwave, Inc., to provide eligible employees retirement, disability, death, and income tax benefits through voluntary deferral of compensation. Employees of the Company and its subsidiaries are eligible to participate in the 401(k) feature of the Plan immediately upon employment. The Plan also contains a profit sharing provision. Employees of the Company and its subsidiaries are eligible to participate in the profit sharing feature upon completing one year of service. The profit sharing contribution to the Plan is targeted at 5% of the Company's pretax income and is at the discretion of the Company's Board of Directors.

    The Plan allows for participant loans. A participant may borrow up to the lesser of $50,000 or 50% of his/her account balance with a minimum loan of $1,000. Repayments on these loans are through payroll deductions. In general, the loan repayment period is not to exceed five years, except in the case where the loan is used to acquire a principal residence. Currently, loans bear interest at one percent over prime rate determined on the first day of the quarter the loan is granted. This rate is subject to change.

    The Plan is administered by an Administrative Committee that serves at the discretion of the Company's Board of Directors. The Administrative Committee is responsible for all matters including, but not limited to, eligibility, rights to benefits, interpreting Plan documents, directing the Plan trustee and maintaining participants' accounts. Effective January 1, 1998, Fidelity Management Trust Company became the trustee, and Fidelity Institutional Retirement Services Company became the recordkeeper. Prior to that time, Bank of America was the trustee, and Watson Wyatt was the recordkeeper.

METHOD OF ACCOUNTING

    The Plan is accounted for on the accrual basis of accounting, except for benefit payments and withdrawals, which are recorded when paid, in accordance with generally accepted accounting principles.

    The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATIONS

    Investments in managed funds consisting primarily of contracts with life insurance companies and other fixed income investments are stated at cost, which represents contributions made under the contracts and other investments plus interest at the contract rates, and approximates market value.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             JUNE 30, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Investments in mutual funds and Company common stock are stated at market value based on quoted market prices on the last day of the Plan year.

ADMINISTRATIVE EXPENSES

    The Plan generally pays administrative expenses up to the greater of 50 percent of total cost or 10 percent of total income. Any expenses in excess of this amount may be paid by the Company. Administrative expenses consist of trustee fees, administrator fees, investment advisor fees, and audit fees. Expenses paid by the Plan for the years ended June 30, 1999 and 1998 were $28,193 and $134,440, respectively. Expenses paid by the Company for the years ended June 30, 1999 and 1998 were $92,700 and $36,600, respectively.

2. CONTRIBUTIONS

    Participants may contribute from 1 percent to 20 percent of their total compensation during the Plan year and exclude the contributions made during each calendar year, subject to certain limitations, from current taxable income (as defined by Section 401(k) of the Internal Revenue Code, as amended). The Company may make matching contributions to each participant's account on June 30 equal to 66 2/3% of the first $1,500, and 50% of the next $1,200 of the participant's contribution up to a maximum of $1,600 for the year ended June 30, 1999, and 66 2/3% of the first $1,500, and 50% of the next $800 of the participant's contribution up to a maximum of $1,400 for the year ended June 30, 1998. Matching contributions are dependent on the profitability of the Company and may be changed or eliminated at the discretion of the Company's Board of Directors. Matching contributions of $765,861 and $1,228,001 were made by the Company for the years ended June 30, 1999 and 1998, respectively.

    The Company may also make a profit sharing contribution in an amount determined by the Board of Directors. No profit sharing contributions were made for the years ended June 30, 1999 and 1998.

    Participants are 100 percent vested in the salary deferral and in the Company's matching contributions at all times. Profit sharing contributions become vested at a rate of 20% for each year of service. Forfeitures may be allocated among remaining eligible participants, or used to reduce Company contributions or to pay plan expenses at the Company's discretion.

3. BENEFITS AND WITHDRAWALS

    Benefits are paid in a lump sum to participants upon normal retirement (age 65) or termination of employment from the Company.

    Participant contributions to the Plan may also be withdrawn upon written request to and approval by the Administrative Committee in instances in which a participant has suffered a financial hardship and no alternative source of money is available.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             JUNE 30, 1999 AND 1998

3. BENEFITS AND WITHDRAWALS (CONTINUED)

    Participants retired or terminated from the Company may elect to leave vested amounts in the Plan; however, no future contributions can be made to the participants' accounts. Benefits and withdrawals are not reflected in the accompanying financial statements until paid by the Plan.

4. INVESTMENTS

    Participants in the Plan direct the investment of their funds and may select from one or a combination of the following investment funds through December 31, 1997:

AGGRESSIVE GROWTH FUND

    This fund stresses capital appreciation by investing primarily in a diversified portfolio of equity securities of growing companies. Although income from investments is not a priority, this fund may occasionally invest in corporate and government bonds. Risk for this fund should be greater than the Standard & Poors (S&P) 500.-TM-

GROWTH FUND

    This fund seeks to achieve its investment objective of capital appreciation by investing primarily in equity securities of large companies. Most of the assets are invested in domestic corporations; however, a small portion of the portfolio may be invested overseas. This fund should experience the same risk as the S&P 500.-TM-

BALANCED FUND

    This fund seeks total return by investing in a specific combination of stocks and bonds. This fund earns a modest return of capital and income. This fund should carry lower risk than the S&P 500.-TM-

STABLE VALUE FUND

    This fund invests in a combination of insurance company fixed-income instruments and a separately managed fixed-income fund. While the risk is rated medium-low, this fund's risk is subject to the credit-worthiness of the issuing companies and the underlying assets in the managed fixed-income fund.

SHORT-TERM INVESTMENTS

    Through December 31, 1997, cash was temporarily invested in the Bank of America Short-Term Investment Fund pending reinvestment into the above noted funds. Participants were not allowed to direct the investment of their funds into this investment vehicle.

    Beginning January 1, 1998, all assets in the Plan were transferred to Fidelity Management Trust Company as trustee, and the following investment options were offered:

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             JUNE 30, 1999 AND 1998

4. INVESTMENTS (CONTINUED)

MANAGED INCOME FUND

    This fund is a portfolio comprised of a combination of the fixed-income insurance company instruments previously held in the Stable Value Fund, and a Managed Income Portfolio (MIP). The MIP is managed by Fidelity Management Trust Company and strives to maintain a stable $1 unit price. While the risk is rated as medium-low, this fund's risk is subject to the credit-worthiness of the issuing companies and the underlying assets in the MIP.

FIDELITY U.S. BOND INDEX FUND

    This mutual fund is an income fund and strives to provide investment performance that corresponds to the Lehman Brothers Aggregate Bond Index. Investments consist of medium to high quality U.S. Treasury and U.S. Government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities with maturities of at least one year. The risk is rated as medium-low.

FIDELITY PURITAN FUND

    This mutual fund is a balanced fund, investing in high-yielding U.S. and foreign securities, including common and preferred stocks and bonds of any quality. The risk level is considered moderate, with greater potential for capital growth.

SPARTAN U.S. EQUITY INDEX FUND

    This is a growth and income mutual fund. The fund invests in companies that make up the S&P 500 Index-TM-, and focuses on duplicating the composition and performance of the S&P 500-TM-. The fund is designed to pursue possible high, long-term growth, with associated moderate risk, through a portfolio of securities that broadly represent the stock market.

FIDELITY MAGELLAN FUND (previously the Growth Fund)

    This fund represents a continuation of the same mutual fund previously offered as the Growth Fund, and provides a potential for higher long-term capital appreciation through investments in domestic stocks and bonds, and may also invest in foreign securities.

FIDELITY LOW-PRICED STOCK FUND

    This is a growth mutual fund with an objective of long-term capital appreciation through investing in stocks of companies the fund manager considers undervalued or out of favor with other investors and that could offer the possibility of significant growth.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             JUNE 30, 1999 AND 1998

4. INVESTMENTS (CONTINUED)

STRONG OPPORTUNITY FUND (previously the Aggressive Growth Fund)

    This is a growth mutual fund managed by Strong Capital Management, Inc., and was previously offered as the Aggressive Growth Fund, and invests primarily in domestic and foreign stocks of medium-sized companies that the advisor believes are under-researched and attractively valued, with the potential for high long-term returns.

FIDELITY DIVERSIFIED INTERNATIONAL FUND

    This is a growth mutual fund that invests outside of the U.S. Investments consist primarily of stocks of larger foreign companies that are included in the Morgan Stanley EAFE Index-TM- that appear undervalued compared to industry norms. This investment may present higher risks and potential rewards, and may complement the behavior of domestic funds.

FRANKLIN SMALL CAP GROWTH FUND

    This fund is managed by Franklin Advisors, Inc., and is a growth mutual fund that primarily invests in companies that have a market capitalization of less than $1 billion and tries to keep at least one-third of its assets invested in companies under $550 million. The fund may invest up to 25% of its assets in foreign securities, which may increase risk for the potential greater return over the long term.

ADAPTIVE BROADBAND COMPANY STOCK FUND

    Effective January 1, 1999, the Plan was amended to add a Company Stock Fund as an available investment option. This fund consists of shares of Adaptive Broadband Corporation (formerly California Microwave, Inc.) common stock. The risks associated with this investment would be dependent upon the overall financial performance of the Company, the industry in which it operates, and any restrictions set forth by the Securities and Exchange Commission related to employee purchases of the Company's common stock.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             JUNE 30, 1999 AND 1998

4. INVESTMENTS (CONTINUED)

    The following table presents investments as of June 30, 1999 and 1998, respectively.

                                                                 1999          1998
                                                              -----------   -----------
INVESTMENTS AT COST, WHICH APPROXIMATES MARKET VALUE
Fidelity Managed Income Portfolio...........................  $ 3,082,819*  $ 1,626,211
                                                              -----------   -----------
INVESTMENTS AT CONTRACT VALUE
New York Life Insurance,GA-30298, matures 6/30/00, 6.06%....    3,123,495*    2,945,027*
Metropolitan Life Insurance, GAC-20267, matures 6/30/01,
  6.70%.....................................................    1,888,522     2,002,601
Hartford Life Insurance, GA42001A, matured 12/31/98,
  5.42%.....................................................           --       344,865
Continental Assurance, GP-12985, matured 6/30/99, 6.86%.....           --     1,906,103
                                                              -----------   -----------
                                                                5,012,017     7,198,596
                                                              -----------   -----------

INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET
  PRICE
Fidelity U.S. Bond Index Fund...............................      218,088        37,125
Fidelity Puritan Fund.......................................    8,449,921*   10,254,223*
Spartan U.S. Equity Index Fund..............................    2,907,269       994,480
Fidelity Magellan Fund......................................   25,405,676*   21,418,997*
Fidelity Low-Priced Stock Fund..............................      299,953       232,367
Strong Opportunity Fund.....................................   12,027,752*   13,213,203*
Fidelity Diversified International Fund.....................      116,501       163,353
Franklin Small Cap Growth Fund..............................      608,694       232,185
Adaptive Broadband Company Stock Fund.......................      892,717            --
                                                              -----------   -----------
                                                               50,926,571    46,545,933
                                                              -----------   -----------
  Total Investments.........................................  $59,021,407   $55,370,740
                                                              ===========   ===========

* Represents 5% or more of net assets available for benefits

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             JUNE 30, 1999 AND 1998

4. INVESTMENTS (CONTINUED)

    During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $4,950,869 and $6,469,049, respectively.

                                                                 1999         1998
                                                              ----------   ----------
Fidelity U.S. Bond Index Fund...............................  $  (12,826)  $      120
Fidelity Puritan Fund.......................................    (153,238)     979,337
Spartan U.S. Equity Index Fund..............................     449,023       21,073
Fidelity Magellan Fund......................................   3,417,761    3,079,643
Fidelity Low-Priced Stock Fund..............................     (15,305)      (4,912)
Strong Opportunity Fund.....................................     699,752    1,519,171
Fidelity Diversified International Fund.....................       7,681       (2,027)
Franklin Small Cap Growth Fund..............................     101,115       (7,146)
Adaptive Broadband Company Stock Fund.......................     456,906           --
Aggressive Growth Fund......................................          --      (38,484)
Growth Fund.................................................          --      880,319
Balanced Fund...............................................          --       41,955
                                                              ----------   ----------
                                                              $4,950,869   $6,469,049
                                                              ==========   ==========

5. FEDERAL INCOME TAXES

    The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6. INVESTMENT CONTRACTS DISCLOSURE

    In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             JUNE 30, 1999 AND 1998

6. INVESTMENT CONTRACTS DISCLOSURE (CONTINUED)

Contribution Pension Plans", (SOP 94-4), the following information is provided for the insurance contracts held in the Managed Income Fund and the Stable Value Fund at June 30, 1999 and 1998, respectively:

                                                                 1999         1998
                                                              ----------   ----------
Average contract yield for the year ended June 30:..........        6.26%        6.14%

Crediting interest rate as of June 30:......................        6.36%        6.36%

Valuation reserve amount:...................................  $        0   $        0

Fair value of investment contracts:.........................  $5,012,017   $7,198,596

    To determine the aggregate fair value of the insurance contracts held by the Plan, the projected future payouts from each contract were discounted using an average interest rate offered on new contracts as of the measurement dates of June 30, 1999 and 1998, having similar contract durations as the contracts in effect for the Plan. All contracts have fixed rates.

    If any contracts are terminated before their expiration dates or if certain other events occur requiring liquidation of a portion of these contracts, the value of the contracts may be reduced by a penalty, a market value adjustment, or both.

7. TRANSFERS TO OTHER PLAN

    Effective April 29, 1999, the Company changed its corporate name from California Microwave, Inc. to Adaptive Broadband Corporation. At that time, the Company completed the sale of two of its divisions (the Government Divisions) to Northrop Grumman Corporation. These former employees of California
Microwave, Inc. were given the option of transferring their balances in the Plan to Northrop Grumman's retirement plan. Due to participants choosing this option, $2,560,347 in assets and $92,034 in participant loan balances were transferred to the Northrop Grumman plan as of June 30, 1999.

                             SUPPLEMENTAL SCHEDULES

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         (FORMERLY CALIFORNIA MICROWAVE
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)
                          EIN 94-1668412 PLAN NO. 002
                              FORM 5500 ITEM 27(A)
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 JUNE 30, 1999

         (A)                                  (B)                                               (C)
                                                                                     DESCRIPTION OF INVESTMENT
                                  IDENTITY OF ISSUE, BORROWER,                    INCLUDING MATURITY DATE, RATE OF
                                    LESSOR OR SIMILAR PARTY                       INTEREST, PAR OR MATURITY VALUE
---------------------   ------------------------------------------------  ------------------------------------------------
     *                  Fidelity Management Trust Company                 Managed Income Portfolio
                        New York Life Insurance GA-30298**                Insurance Contracts & Policies 6/30/00, 6.06%
                        Metropolitan Life Insurance GAC-20267**           Insurance Contracts & Policies 6/30/01, 6.70%
     *                  Fidelity Investments                              U.S. Bond Index Fund
     *                  Fidelity Investments                              Puritan Fund
     *                  Fidelity Investments                              Spartan U.S. Equity Index Fund
     *                  Fidelity Investments                              Magellan Fund
     *                  Fidelity Investments                              Low-Priced Stock Fund
                        Strong Funds                                      Opportunity Fund
     *                  Fidelity Investments                              Diversified International Fund
                        Franklin Funds                                    Small Cap Growth Fund
     *                  Adaptive Broadband Corporation                    Common Stock
     *                  Participant Loans                                 7.5% - 9.5%

         (A)               (D)           (E)

                                       CURRENT
                          COST          VALUE
---------------------  -----------   -----------
     *                 $ 3,082,819   $ 3,082,819
                         3,123,495     3,123,495
                         1,888,522     1,888,522
     *                     228,498       218,088
     *                   7,945,184     8,449,921
     *                   2,489,186     2,907,269
     *                  17,783,888    25,405,676
     *                     307,167       299,953
                         8,923,399    12,027,752
     *                     106,052       116,501
                           540,303       608,694
     *                     539,844       892,717
     *                          --     1,314,711

* Party-in-interest

**Current value represents contract value

                         ADAPTIVE BROADBAND CORPORATION

             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN

                         (FORMERLY CALIFORNIA MICROWAVE

             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN)

                          EIN 94-1668412 PLAN NO. 002

                              FORM 5500 ITEM 27(D)

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED JUNE 30, 1999

                (A)                                  (B)                     (C)          (D)         (E)           (F)
                                                                                                                  EXPENSE
            IDENTITY OF                          DESCRIPTION               PURCHASE     SELLING      LEASE     INCURRED WITH
          PARTY INVOLVED                          OF ASSET                  PRICE        PRICE       RENTAL     TRANSACTION
-----------------------------------  -----------------------------------  ----------   ----------   --------   -------------
CATEGORY (III) - SERIES OF TRANSACTIONS

Fidelity Management Trust Company    Managed Income Fund                  $6,850,899   $       --     N/A       $       --
Fidelity Management Trust Company    Managed Income Fund                          --    7,580,870     N/A               --
Fidelity Investments                 Puritan Fund                          2,431,062           --     N/A               --
Fidelity Investments                 Puritan Fund                                 --    3,992,095     N/A               --
Fidelity Investments                 Spartan U.S. Equity Index Fund        2,261,293           --     N/A               --
Fidelity Investments                 Spartan U.S. Equity Index Fund               --      797,527     N/A               --
Strong Funds                         Opportunity Fund                      3,530,600           --     N/A               --
Strong Funds                         Opportunity Fund                             --    5,415,804     N/A               --

                (A)                     (G)             (H)               (I)
                                                   CURRENT VALUE
            IDENTITY OF               COST OF       OF ASSET ON
          PARTY INVOLVED               ASSET      TRANSACTION DATE   REALIZED GAIN
-----------------------------------  ----------   ----------------   -------------
CATEGORY (III) - SERIES OF TRANSACT
Fidelity Management Trust Company    $6,850,899       6,850,899       $       --
Fidelity Management Trust Company     7,580,870       7,580,870               --
Fidelity Investments                  2,431,062       2,431,062               --
Fidelity Investments                  3,886,687       3,992,095          105,408
Fidelity Investments                  2,261,293       2,261,293               --
Fidelity Investments                    745,548         797,527           51,979
Strong Funds                          3,530,600       3,530,600               --
Strong Funds                          4,511,992       5,415,804          903,812

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